Exhibit (d)(iii)

EXECUTION VERSION

General Atlantic Partners 100, L.P.

c/o General Atlantic, L.P.

55 East 52nd Street, 32nd Floor

New York, NY 10055

February 9, 2026

To: Glow Midco, LLC

c/o General Atlantic, L.P.

55 East 52nd Street, 32nd Floor

New York, NY 10055

Attention: Gordon Cruess

Email: [***]

Equity Commitment Letter

Ladies and Gentlemen:

Reference is made to the Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented or otherwise modified from time to time in accordance with the terms thereof, the “Agreement”), by and among (i) European Wax Center, Inc. (the “Company”), (ii) EWC Ventures , LLC, a Delaware limited liability company (“Opco”), (iii) Glow Midco, LLC, a Delaware limited liability company (“Parent”), (iv) Glow Merger Sub 1, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub, Inc.”), and (v) Glow Merger Sub 2, LLC, a Delaware limited liability company and wholly-owned subsidiary of Parent (together with Merger Sub, Inc., the “Merger Subs”). This letter agreement is being delivered to Parent in connection with the execution of the Agreement on the date hereof.

Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Agreement.

1. Commitment. Subject only to the satisfaction in full or waiver by Parent of each of the conditions to the obligations of Parent to consummate the transactions contemplated by the Agreement as set forth in and in accordance with Article VII of the Agreement, the undersigned (the “Sponsor”) hereby agrees that, at the Closing, (if and when the Closing is required to occur under Section 2.3 of the Agreement), it will contribute or cause to be contributed to Parent by wire transfer of immediately available funds an amount in cash equal to $110,000,000 (the “Equity Commitment”), which amount shall be used by Parent solely to satisfy its obligations to pay (i) the amounts payable by the Parent pursuant to and in accordance with Article II of the Agreement; and (ii) any related fees, costs and expenses of Parent in connection with the Transactions ((i) and (ii), together, the “Parent Payment Obligations”); provided, however, that to the extent that the full amount of the Equity Commitment is not required to fully satisfy the Parent Payment Obligations, the Equity Commitment may be reduced by the amount of such unnecessary funding; provided, further that any such reduction shall only occur simultaneously with the consummation of the Closing and the payment of the amounts required to be paid by Parent on the Closing Date under the Agreement (it being understood that no reduction in the Equity Commitment shall be made until actual funds are used to consummate the Mergers and the other transactions contemplated under the Agreement at the Closing). The Sponsor shall not, under any circumstances, be obligated to contribute to Parent or otherwise pay any amount pursuant to this letter agreement in excess of the Equity Commitment.

2. Representations. The Sponsor represents, warrants and covenants to Parent that: (a) it is duly organized, validly existing and in good standing under the laws of Delaware and it has (and will continue to have for so long as this letter agreement is in effect) all limited partnership power, capacity and authority to execute, deliver and perform this letter agreement and to fulfil and perform its obligations hereunder; (b) the execution, delivery and performance of this letter agreement by it has been duly and validly authorized and approved by all necessary limited partnership action, and no other proceedings or actions on the part of it are necessary therefor; (c) this letter agreement has been duly and validly executed and delivered by it and constitutes a legal, valid and binding obligation of it, enforceable by Parent and, to the extent set forth in Section 4 hereof, the Company, against it in accordance with the terms of this letter agreement, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally and (ii) general equitable principles (whether considered in a proceeding in equity or at law); (d) the Sponsor has (and will continue to have at the Closing) available funds or uncalled capital in excess of the sum of the Equity Commitment and the aggregate amount of all other commitments and obligations the Sponsor currently has outstanding; (e) the availability of the Equity Commitment is subject only to the issuance of a capital call or similar notice, and there are no restrictions or conditions thereon; (f) the execution, delivery and performance by it of this letter agreement do not and will not (i) violate the organizational documents of the Sponsor or any law applicable to the Sponsor or (ii) result in any violation of, or default (with or without notice or lapse of time, or both) under, require consent under, or give rise to a right of termination, cancellation, modification or acceleration of any obligation under, or create a lien on any of its assets under, any contract to which it is a party, for which the violation or default would be reasonably likely to prevent or materially impede, interfere with, hinder or delay the consummation by it of the transactions contemplated by this letter agreement on a timely basis; (g) the Equity Commitment is less than the maximum amount that the undersigned is permitted to invest in any one portfolio investment pursuant to the terms of its organizational or governing documents or other agreements; and (h) assuming the receipt or delivery of all consents, approvals, authorizations, permits of, filings with and notifications to any Governmental Authority necessary for the satisfaction of the conditions set forth in Article VII under the Agreement, all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of this letter agreement by it have been obtained or made, and all conditions thereof have been duly complied with and no other action by, and no notice to or filing with, any Governmental Authority, is required in connection with the execution, delivery and performance of this letter agreement by the Sponsor.

3. Termination. The Sponsor’s obligation to fund the Equity Commitment will terminate automatically and immediately upon the earliest to occur of (a) the consummation of the Closing in accordance with the Agreement, (b) the valid (and not simply purported) termination of the Agreement in accordance with its terms, (c) the payment in full of the Parent Payment Obligations but only so long as such funded Parent Payment Obligations are actually funded upon the consummation of the Closing in accordance with the Agreement, (d) the payment in full of the Obligations (as defined in the Limited Guarantee), and (e) the commencement by the Company, Opco or any of their respective Subsidiaries (at the direction of the Special Committee) of any lawsuit asserting a claim against the Sponsor or any Sponsor Party (as defined below) in connection with this letter agreement, the Agreement, the Limited Guarantee, or any agreement contemplated hereby or thereby or related hereto or thereto, other than (i) a proceeding to recover from the Sponsor (but not any Sponsor Party) under and in accordance with the Limited Guarantee (subject to the limitations described therein), (ii) a proceeding to specifically enforce, as a third party beneficiary, Parent’s right to cause the Equity Commitment to be funded hereunder at the Closing when required pursuant to Section 1 (solely to the extent permitted by Section 4), (iii) recourse against the Buyer Parties under and in accordance with the Agreement, (iv) claims against General Atlantic Service Company, L.P. under and in accordance with the confidentiality obligations set forth in the Stockholders Agreement, dated August 4, 2021, among the Company, GAPCO AIV Interholdco (EW), L.P., GA-AIV B Interholdco (EW), L.P. and General Atlantic Partners AIV (EW), L.P. (subject to the limitations described therein), and (v) claims, including, without limitation, claims for specific performance by the Company against the Buyer Parties or any GA Stockholder under the Support Agreement (clauses (i) through (v) collectively, the “Retained Rights”). Upon any valid termination of the Sponsor’s obligation to fund the Equity Commitment pursuant to this Section 3, the Sponsor’s obligation to fund the Equity Commitment shall become null and void ab initio and of no further force and effect.

4. Third Party Beneficiaries. The Sponsor acknowledges that the Company has relied on this letter agreement as an inducement to enter into the Agreement with Parent. This letter agreement shall be binding on the Sponsor solely to the benefit of Parent, and nothing set forth in this letter agreement shall be construed to confer upon or give to any Person other than Parent any benefits, rights or remedies under or by reason of, or any rights to enforce or cause Parent to enforce, the Equity Commitment or any other provisions of this letter agreement; provided, however, that, subject to the terms and conditions of this letter agreement and the Agreement, (i) the Sponsor Parties are hereby made express third-party beneficiaries of Section 6 and (ii) the Company is hereby made an express third party beneficiary for the purposes of the enforcement rights, and to the extent set forth in, Section 1, this Section 4, Section 5, Section 9 and Section 11, but solely to the extent that the Company is awarded specific performance of Parent’s obligation to cause the Closing to occur in accordance with, and subject to the terms and conditions of, Section 9.8 of the Agreement, and for no other purpose (including any claim for monetary damages hereunder), and by its acceptance of the benefits of such rights, the Company shall be subject to the terms and conditions set forth in this letter agreement applicable to the Company or Parent and shall have the right to enforce the terms of this letter agreement directly against the Sponsor to the extent set forth in this Section 4 as if such Person was a party hereto. The Sponsor agrees that irreparable damage may occur in the event that any of the provisions of this letter agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each party agrees that in the event of any breach by Sponsor of its obligation to fund the Equity Commitment pursuant to Section 1 of this letter agreement, the Company shall be entitled to (i) a decree or order of specific performance to enforce the observance and performance of the Sponsor’s obligation to fund its Equity Commitment at the Closing when required pursuant to Section 1, and (ii) an injunction restraining such breach. The Sponsor hereby waives (a) any defense to specific performance, including the defense that a remedy at law would be adequate or that, absent specific performance, no irreparable harm would be suffered and (b) any requirement under applicable law to post a bond or other security as a prerequisite to obtaining equitable relief. For the avoidance of doubt, none of the creditors of the Company or Parent (it being understood that the Company shall not be a creditor of Parent for this purpose) shall have any right to enforce this letter agreement or to cause Parent to enforce this letter agreement.

5. Assignment. This letter agreement and each party’s rights and obligations hereunder shall not be assignable without the prior written consent of the Sponsor, Parent and the Company and any attempted assignment without such consent shall be null and void ab initio and of no force and effect. The preceding sentence notwithstanding, the Sponsor may assign all or a portion of its obligation to fund the Equity Commitment to any Affiliate of Sponsor that expressly agrees to assume Sponsor’s obligations hereunder; provided, however, that no such assignment shall relieve the Sponsor of its obligations hereunder.

6. No Recourse. Notwithstanding anything that may be expressed or implied in this letter agreement or in any document or instrument delivered in connection herewith:

(a) notwithstanding the fact that the Sponsor may be a partnership, limited liability company, limited company or other entity, Parent, by its acceptance of the benefits of this letter agreement, agrees and acknowledges that no Person other than the Sponsor (and its successors and assignees) shall have any obligation hereunder and that it has no rights of recovery against, and no recourse hereunder, or in respect of any oral representations made or alleged to have been made in connection herewith, shall be had against, and no personal liability shall attach to, any former, current or future director, officer, agent, Affiliate, portfolio company, assignee, general or limited partner, stockholder, manager, member or employee of the Sponsor (or any of their respective successors or permitted assignees), against any former, current or future general limited partner, manager, stockholder or member of the Sponsor (or any of their respective successors or permitted assignees), or any Affiliate thereof or against any former, current or future director, officer, agent, employee, Affiliate, portfolio company, assignee, general or limited partner, stockholder, manager or member of any of the foregoing (each, but not including the Sponsor and Parent, and their respective successors and assignees under the Agreement or this letter agreement, a “Sponsor Party”), whether by or through attempted piercing of the corporate veil, by or through a claim on behalf of Parent against the Sponsor or any Sponsor Party (whether in tort, contract or otherwise), by the enforcement of any judgment or assessment or by any legal or equitable proceeding, or by virtue of any law, or otherwise; it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on, or otherwise be incurred by any Sponsor Party, as such, for any obligations of the Sponsor under this letter agreement or the transactions contemplated hereby, in respect of any oral representations made or alleged to be made in connection herewith, or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, such obligations or their creation; and

(b) none of Parent, the Company nor any Sponsor Party shall have any right of recovery under this letter agreement against the Sponsor or any Sponsor Party, whether by piercing of the corporate veil, by or through a claim on behalf of Parent against the Sponsor or any Sponsor Party, or otherwise, except for the Sponsor’s obligation to capitalize Parent under and to the extent provided in this letter agreement and subject to the terms and conditions hereof.

Each of Parent and the Company agrees that it shall not, and it shall not be permitted to, institute, and shall cause its Affiliates not to institute, any Legal Proceeding (whether in tort, contract or otherwise) arising under, or in connection with, the Agreement or the transactions contemplated thereby, or in respect of any oral representations made or alleged to have been made in connection therewith, against the Sponsor or any Sponsor Party, except for claims solely against the Sponsor under this letter agreement.

Notwithstanding anything to the contrary provided in this letter agreement, nothing provided in this Section 6 shall be deemed to limit the Company’s rights and remedies under (i) the Retained Rights, or (ii) claims by the Company to specifically enforce this letter agreement pursuant to and subject to the limitations of this letter agreement.

7. Entire Agreement. This letter agreement contains all of the terms, conditions and representations and warranties agreed to among Parent, the Sponsor and the Company relating to the subject matter of this letter agreement and supersedes all prior and contemporaneous agreements, negotiations, correspondence, undertakings and communications of the parties or their representatives, oral or written, respecting such subject matter, except for the Agreement and the other agreements related thereto and entered into on the date hereof (including the Limited Guarantee).

8. Governing Law and Dispute Resolution. Sections 9.9, 9.10 and 9.11 (Governing Law; Consent to Jurisdiction; and Waiver of Jury Trial) of the Agreement shall apply to this letter agreement mutatis mutandis.

9. Amendments and Waivers. No amendment or waiver of any provision of this letter agreement shall be valid or binding unless it is in writing and signed, in the case of an amendment, by Parent and the Sponsor or, in the case of a waiver, by the party against whom the waiver is to be effective and, in each case, consented to in advance in writing by the Company. This letter agreement may only be terminated in accordance with Section 3 hereof.

10. Interpretation. Notwithstanding the fact that this letter agreement has been drafted or prepared by one of the parties, the parties hereto confirm that they and their respective counsel have reviewed, negotiated and adopted this letter agreement as the joint agreement and understanding of the parties hereto and the language used in this letter agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Person. In the event an ambiguity or question of intent or interpretation arises with respect to this letter agreement, the terms and provisions of the execution version of this letter agreement shall control and prior drafts of this letter agreement shall not be considered or analyzed for any purpose (including in support of parol evidence proffered by any Person in connection with this letter agreement).

11. Confidentiality. This letter agreement shall be treated as confidential by Parent and the Company and is being provided to Parent (and made available to the Company) solely in connection with the transactions contemplated by the Agreement. This letter agreement may not be used, circulated, quoted or otherwise referred to in any document (other than the Agreement and the Limited Guarantee), except with the written consent of the Sponsor; provided, that no such written consent shall be required for disclosures by Parent to the Company, Opco or any of their respective representatives so long as the Company, Opco and such representatives agree to keep such information confidential on terms substantially identical to the terms contained in this Section 11. Notwithstanding the foregoing, Parent and the Company may disclose the existence of this letter agreement: (i) to the extent required by law or the applicable rules of any national securities exchange or required (or requested by the SEC) in connection with any SEC filings related to the Mergers (including any 8-K or proxy statement), or required or requested by interrogatory, subpoena, civil investigative demand or similar process so long as the disclosing party (a) promptly notifies the Sponsor in reasonable detail of the circumstances giving rise to such required disclosure, and (b) uses its reasonable best efforts to give the Sponsor an opportunity to comment on such disclosure and to in good faith consider such comments therein; (ii) in connection with the enforcement of rights under this letter agreement or the Agreement; or (iii) to their respective representatives who need to know in connection with the transactions contemplated by the Agreement or hereby so long as such representatives are obligated to keep such information confidential on terms no less restrictive than the terms contained in this Section 11.

12. Counterparts. This letter agreement may be executed in multiple counterparts (including by means of electronically transmitted (including in .pdf or .tif formats) signature pages and including DocuSign or similar electronic signatures), all of which, taken together, shall constitute one and the same letter agreement.

13. Severability. Whenever possible, each provision of this letter agreement shall be interpreted in such manner as to be effective and valid under law, but if any provision of this letter agreement is held to be prohibited by or invalid under law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this letter agreement; provided, however, that this letter agreement may not be enforced (a) without giving effect to the provisions in Sections 1, 5 and 6 of this letter agreement or (b) in a manner which would require the Equity Commitment to be funded at any time prior to the Closing other than when required pursuant to Section 1. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this letter agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

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Very truly yours,

GENERAL ATLANTIC PARTNERS 100, L.P.

By:	/s/ Gordon Cruess
Name: Gordon Cruess
Title: Managing Director

Accepted and agreed to as of the date first written above:

GLOW MIDCO, LLC

By:	/s/ Gordon Cruess
Name: Gordon Cruess
Title: Managing Director

[Signature Page to Equity Commitment Letter]